1Life Healthcare, Inc.

One Embarcadero Center, Suite 1900

San Francisco, CA 94111

(415) 814-0927

July 14, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Margaret Schwartz

Re:	1Life Healthcare, Inc.
Registration Statement on Form S-4 (File No. 333-257720)

Dear Ms. Schwartz:

This letter is sent on behalf of 1Life Healthcare, Inc. (the “Company”) in connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 461 promulgated under the Securities Act, the Company hereby requests that the effective date of the Registration Statement be accelerated to 4:00 p.m., Eastern Time, on July 16, 2021, or as soon thereafter as practicable.

Please contact Matthew Hemington or Steven Tonsfeldt, each of Cooley LLP, at (650) 843-5062 or (650) 843-5967, respectively, with any questions you may have concerning this request. In addition, please notify Mr. Hemington or Mr. Tonsfeldt when the request for acceleration has been granted.

Sincerely, 1LIFE HEALTHCARE, INC.

By:	/s/ Bjorn Thaler
Name:	Bjorn Thaler
Title:	Chief Financial Officer

cc:	Lisa Mango, 1Life Healthcare, Inc.

Ivy Tseng, 1Life Healthcare, Inc.

Matthew Hemington, Cooley LLP

Steven Tonsfeldt, Cooley LLP

Michael Ringler, Skadden, Arps, Slate, Meagher & Flom LLP

Dohyun Kim, Skadden, Arps, Slate, Meagher & Flom LLP